Exhibit 99.1

Brooge Energy Ltd Appoints Firoze Kapadia as Independent Board Member and Regains Compliance with NASDAQ Listing Rule 5605(b)(1)

NEW YORK, October 21, 2022 - Brooge Energy Ltd, (“Brooge Energy” or the “Company”), a Cayman Islands-based infrastructure provider, which is currently engaged in clean petroleum products and biofuels and crude oil storage and related services, today announced the appointment of Firoze Kapadia as independent board member of the Company and regaining compliance with NASDAQ Listing Rule 5605(b)(1), which requires the Company’s board of directors to be comprised of a majority of independent directors. With this appointment, Brooge Energy’s board of directors is comprised of seven members, including four independent directors.

Mr. Kapadia qualified in June 1994 as a Chartered Certified Accountant in the U.K. and has accumulated a diverse career experience of approximately 27 years in the field of accounting, finance and management as well as in taxation.

In 2011, Mr. Kapadia joined the Al Sayegh Group as Group Chief Financial Officer to oversee its expansion into Africa in the mining and agro commodities sector. Currently he is overseeing the group’s first mining IPO on ADX. Mr. Kapadia has also been involved with spearheading the group’s foray into the agro commodity sector and acts as the CEO of the business. In his role of Group Chief Financial Officer, Mr. Kapadia has the responsibility for ensuring preparation of consolidated statutory financial statements, preparation of appropriate accounting policies and procedures at group level, ensuring staff technical training for the finance department and ensuring that group companies file regular VAT returns.

Mr. Nicolaas Paardenkooper, Chief Executive Officer of Brooge Energy, stated, “We are pleased to welcome Firoze as independent director of the Company. His financial, regulatory insight and leadership will be invaluable to Brooge Energy as we continue to grow our business.”

About Brooge Energy Limited

Brooge Energy Ltd, is a Cayman Islands-based infrastructure provider now intending to focus on renewable energy infrastructures and biofuels, next to clean petroleum products, crude oil storage and related services. The company conducts its business and operations through its subsidiaries Brooge Renewable Energy, Brooge Petroleum and Gas Investment Company FZE, and Brooge Petroleum and Gas Investment Company Phase 3 FZE (BPGIC). BPGIC, the Company’s primary operating subsidiary that focuses on midstream oil storage and other services, is strategically located outside the Strait of Hormuz at the Port of Fujairah in the Emirate of Fujairah in the UAE. The Company differentiates itself from competitors by providing customers with fast order processing times, excellent customer service and high accuracy blending services with low product losses. For more information, please visit at www.broogeenergy.com.

Forward-Looking Statements

This press release contains statements that are not historical facts, including the Company’s anticipated shift towards green energy and targeted production at BRE’s planned Green Hydrogen and Green Ammonia plant and constitute “forward-looking statements” within the meaning of the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. Such statements reflect management’s current views based on certain assumptions, and they involve risks and uncertainties. Actual results, events or performance may differ materially from the forward-looking statements due to a number of important factors, and will be dependent upon a variety of factors, including availability of labor and other resources needed to for completion of the new plant, timing of obtaining regulatory approvals needed with respect to the new facility, the Company’s ability to complete construction and initiate operations of the new facility on the anticipated timeline or at all, the Company’s ability to maintain the lease for the new facility, and other risks described in public reports filed by Brooge Energy with the U.S. Securities and Exchange Commission. Readers are cautioned not to place undue reliance upon any forward-looking statements, which speak only as of the date made. Brooge Energy does not undertake any obligation to update or revise the forward-looking statements, whether as a result of new information, future events or otherwise.

Investor Contact

KCSA Strategic Communications
Valter Pinto, Managing Director
+1 212-896-1254
BROG@kcsa.com